File No.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                       ----------------------------------

                APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
               SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
                       ----------------------------------

                          CUNA MUTUAL INSURANCE SOCIETY
                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT
                       ----------------------------------

                      Communications, Notice, and Order to:

                              Ross D. Hansen, Esq.
                            Associate General Counsel
                          CUNA Mutual Insurance Society
                             5910 Mineral Point Road
                                Madison, WI 53705
                       ----------------------------------

                                November 9, 2011

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

-------------------------------------------
In the Matter of:                          )
                                           )
CUNA MUTUAL INSURANCE SOCIETY              )
                                           )             APPLICATION FOR AN
CUNA MUTUAL VARIABLE ANNUITY               )             ORDER OF APPROVAL
ACCOUNT                                    )             PURSUANT TO SECTION
                                           )             26(c) OF THE INVESTMENT
5910 Mineral Point Road                    )             COMPANY ACT OF 1940
Madison, WI 53711                          )
                                           )
File No.                                   )
-------------------------------------------)

    CUNA Mutual Insurance Society ("CMIS") and the CUNA Mutual Variable Annuity Account (together, "Applicants") hereby apply for an order of the Securities and Exchange Commission ("Commission"), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended ("Act"), approving the substitution of Class I or Class II shares issued by the Ultra Series High Income Fund ("Ultra Series Fund"), a series of the Ultra Series Fund ("USF") Class 4 shares of the Franklin High Income Securities Fund ("Franklin Fund"), a series of Franklin Templeton Variable Insurance Products Trust ("Franklin Trust") that are currently held by MEMBERS Variable Annuity, MEMBERS Choice Variable Annuity, MEMBERS Variable Annuity II and MEMBERS Variable Annuity III of the CUNA Mutual Variable Annuity Account ("Account"). The Account supports the following variable annuity contracts issued by CMIS: MEMBERS Variable Annuity (333-148421); MEMBERS Variable Annuity II (333-148423); MEMBERS Choice Variable Annuity (333-148422) and MEMBERS Variable Annuity III (333-148426) ("Contracts"). Class I shares of the Ultra Series Fund would be applicable to MEMBERS Variable Annuity, MEMBERS Choice Variable Annuity, MEMBERS Variable Annuity II and, with respect to Contracts issued prior to May 1, 2009, MEMBERS Variable Annuity III. Class II shares of the Ultra Series Fund would be applicable to MEMBERS Variable Annuity III Contracts issued on and after May 1, 2009. CMIS no longer issues any new

Contracts other than MEMBERS Variable Annuity III, which it anticipates discontinuing by the end of 2011. As of March 31, 2011, the Account owned 99.994% of the Class 4 shares of the Franklin Fund.

I. THE APPLICANTS, THE FUNDS, AND THE CONTRACTS

    A.   CMIS

    CMIS is a mutual life insurance company organized on May 20, 1935 and domiciled in Iowa. CMIS is one of the world's largest direct underwriters of credit life and disability insurance, and a major provider of qualified pension products to credit unions. CMIS also offers annuities, individual life insurance, health policies, term and permanent life insurance, and long-term care insurance. CMIS administrates, but no longer offers new, Contracts.

    B.   THE ACCOUNT

    The Account was established as a separate account of CUNA Mutual Life Insurance Company on December 14, 1993. CUNA Mutual Life Insurance Company merged with CUNA Mutual Insurance Society as of December 31, 2007. Under Iowa law, the assets of the Account attributable to the Contracts through which interests in that Account are issued are owned by CMIS but are held separately from all other assets of CMIS for the benefit of the owners of, and the persons entitled to payment under, those Contracts. Consequently, such assets in each Account equal to the reserves and other liabilities with respect to such Account are not chargeable with liabilities arising out of any other business that CMIS may conduct. Income, gains and losses, realized or unrealized, from assets allocated to each Account are credited to or charged against that Account without regard to the other income, gains or losses of CMIS. The Account is a "separate account" as defined by Rule 0-1(e) under the Act, and is registered with the Commission as a unit investment trust.(1)

    The Account is divided into a number of subaccounts. Each subaccount invests exclusively in a corresponding series of a management investment company. The assets of the Account support variable annuity contracts, and interests in the Account offered through such

--------------------------------
(1) File No. 811-08260.

contracts have been registered under the Securities Act of 1933, as amended ("1933 Act"), on Form N-4 (File No. 333-148421; 333-148423; 333-148426 and
333-148422).(2)

    C.   THE FUNDS

    Ultra Series Fund. USF was organized as a business trust in Massachusetts on September 16, 1983 and is currently registered under the Act as an open-end diversified management investment company (811-04815). USF is a series investment company as defined by Rule 18f-2 under the Act and currently comprises several series.

    The Ultra Series Fund seeks high current income and, secondarily, capital appreciation, but only when consistent with its primary goal. The Ultra Series Fund invests primarily in lower-rated, higher-yielding income bearing securities, such as "junk" bonds. Under normal market conditions, the fund invests at least 80% of its assets in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities. Types of bonds and other securities include, but are not limited to, domestic and foreign corporate bonds, debentures, notes, convertible securities, preferred stocks, municipal obligations and government obligations. The Ultra Series may invest in mortgage-backed securities, credit default swaps, total return swaps and bank loans to high yield corporate issuers. Up to 25% of the Ultra Series Fund's assets may be invested in the securities of issuers in any one industry. Although the Ultra Series Fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, it may invest up to 100% in money market instruments.

    CMIS has a non-controlling membership interest in Madison Asset Management, LLC, the Ultra Series Fund's investment advisor and administrator, in connection with which it receives payments that may be based, in part, on the amount of assets in the Ultra Series Fund. CMIS or an affiliate also receives a Rule
12b-1 fee of 0.25% on amounts invested by the Account in Class II shares of the Ultra Series Fund. Pursuant to an exemptive order, the Ultra Series Fund's investment advisor may act as a manager of managers, meaning it may appoint, replace and terminate an investment subadvisor subject to approval of the Ultra Series Fund's Board of

---------------------------------------
(2) Pursuant to Rule 0-4 under the Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this application. In addition, each of the other registration statements under the Act and the 1933 Act cited by file number in this application are incorporated by reference into the application to the extent necessary to support and supplement the descriptions and representations in this application.

Trustees, but without shareholder approval. The Ultra Series Fund is subadvised by Shenkman Capital Management, Inc., an investment advisor unaffiliated with CMIS or Madison Asset Management, LLC. The Franklin Fund's investment advisor has no similar exemption. We note, however, that the subaccount investing in the Ultra Series Fund is the only other high income subaccount available in the Contracts.

    Franklin Templeton Variable Insurance Products Trust. The Franklin Trust is an open-end management investment company originally organized as a Massachusetts business trust on April 26, 1988 and reorganized effective May 1, 2007, as a Delaware statutory trust created on October 18, 2006 (811-05583). The Franklin Trust is a series investment company as defined by Rule 18f-2 under the Act and currently comprises several series.

    The Franklin Fund seeks to earn a high level of current income and, secondarily, capital appreciation. Under normal market conditions, the Franklin Fund invests primarily to predominately in high yield, lower-rated debt securities and preferred stocks. Lower-rated securities generally pay higher yields than more highly rated securities to compensate investors for the higher risk. These securities include bonds, notes, debentures, convertible securities, bank loans and loan participations and senior and subordinated debt securities. The Franklin Fund may invest up to 100% of its total assets in debt securities that are rated below investment grade, sometimes called "junk bonds". The Fund may also invest in securities issued by companies and governments in any foreign country, developed or developing. Foreign securities held by the Fund generally will be denominated in U.S. dollars and traded on U.S. markets.

    Neither CMIS nor the Account is affiliated with the Franklin Fund or its service providers. In consideration of distribution and/or administrative services provided by CMIS or an affiliate to the Franklin Fund, CMIS or the affiliate receives a Rule 12b-1 fee of 0.35% and an administrative fee of 0.10% of the amounts invested by the Account in the Franklin Fund.

    E.   THE CONTRACTS

    The Contracts are individual annuity contracts, whose prospectuses disclose that CMIS may make a substitution similar to the one requested in this application, subject to any required regulatory approvals. Contract owners may transfer among the subaccounts of the Account and, in certain circumstances, between the Account and one or more fixed accounts. Currently there is no charge for transfers. However, CMIS reserves the right to assess a $10 charge for each transfer in excess of twelve in any Contract year. Each series of an investment company in which a subaccount invests may also impose its own redemption fees.

II. STATEMENT OF ADDITIONAL FACTS

    A.   THE PROPOSED SUBSTITUTION

    CMIS, on its behalf and on behalf of the Account, proposes to substitute Class I or Class II, as applicable, shares of the Ultra Series Fund for Class 4 shares of the Franklin Fund. In view of CMIS' intention to terminate sales of the Contracts, and no potential growth in underlying fund assets, CMIS believes that consolidating funding options will benefit Contractowners and CMIS by reducing the costs in administering the existing contracts. The Ultra Series Fund subaccount is the only other high income subaccount available in the Contracts. It would be impracticable for CMIS to seek an agreement with a new high income investment provider because (1) CMIS has nearly completed a project which will result in no new Contracts being issued in the future and, as such, a new investment provider is unlikely to be interested in entering into an agreement and (2) certain of CMIS' administrative systems make it difficult to add a new fund or share class. CMIS believes the Ultra Series Fund will provide its Contract owners an opportunity to continue to diversify Contract value in the high income securities market subject to fees and expenses that are reasonably comparable to the Franklin Fund.

    B.   COMPARATIVE INFORMATION

    Investment Objective and Principal Investment Strategies.

Fund                  Objective                            Principal Strategies
----                  ---------                            --------------------
Ultra Series Fund     Seeks high current income and,       Invests primarily in lower-rated, higher-yielding
                      secondarily, capital appreciation,   income bearing securities, such as "junk" bonds.
                      but only when consistent with its
                      primary goal.                        Under normal market conditions, invests at least 80%
                                                           of its assets in bonds rated lower than investment
                                                           grade (BBB/Baa) and their unrated equivalents or
                                                           other high-yielding securities.

                                                           May invest in mortgage-backed securities, credit
                                                           default swaps, total return swaps and bank loans to
                                                           high yield corporate issuers.

                                                           Up to 25% of the portfolio may be invested in the
                                                           securities of issuers in any one industry.

                                                           May invest up to 100% in money market instrument as
                                                           a temporary defensive position.

                                                           May invest up to 50% in foreign securities, including

Fund                  Objective                            Principal Strategies
----                  ---------                            --------------------
                                                           up to 25% in emerging markets

Franklin Fund         Seeks to earn a high level of        Invests primarily to predominately in high yield,
                      current income and, secondarily,     lower-rated debt securities and preferred stocks.
                      capital appreciation
                                                           May invest up to 100% of its total assets in debt
                                                           securities that are rated below investment grade,
                                                           sometimes called "junk bonds." May invest in both
                                                           rated and unrated debt securities, including securities
                                                           rated below B by Moody's or S&P (or deemed
                                                           comparable by the Fund's investment manager).

                                                           May also invest in securities issued by companies and
                                                           governments in any foreign country, developed or
                                                           developing, generally denominated in U.S. dollars and
                                                           traded on U.S. markets.

                                                           May invest in various derivative transactions,
                                                           particularly credit default swap agreements, interest
                                                           rate swap agreements and currency forwards.

                                                           When the investment manager believes market or
                                                           economic conditions are unfavorable for investors,
                                                           may invest up to 100% of its assets in a temporary
                                                           defensive manner by holding all or a substantial
                                                           portion of its assets in cash, cash equivalents or other
                                                           high quality short-term investments.

    Primary Differences. The Ultra Series Fund and the Franklin Fund have substantially similar principal investment strategies; provided, however, that the Ultra Series fund notes a concentration policy.

    Principal Investment Risks.

Fund                Principal Risks
----                ---------------
Ultra Series Fund   Interest Rate/Credit Risks. Risk that the value of an investment will fluctuate in response to changes in interest rates or an issuer will not honor a financial obligation. Investors should expect greater fluctuations in share price, yield and total return compared to bond funds holding bonds and other income bearing securities with higher credit ratings and/or shorter maturities. These fluctuations, whether positive or negative, may be sharp and unanticipated.

                    Liquidity Risk. There may be little or no trading activity for the debt securities and that may make it difficult to value accurately and/or sell those securities. In addition, even liquid debt securities are subject to the risk that during certain periods their liquidity will shrink or disappear suddenly and without warning as a result of adverse economic, regulatory or market conditions, or adverse investor perceptions. If the Ultra Series Fund experiences rapid, large redemptions during a period in which a substantial portion of its debt securities are illiquid, it may be forced to sell those securities at a discount, which could result in significant losses.

Fund                Principal Risks
----                ---------------
Fund                Principal Risks
                    Non-Investment Grade Security Risk. Issuers of non-investment grade securities (i.e., "junk"
                    bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain. Compared to issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them. "Junk" bond markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news.

                    Foreign Security Risk. Investments in foreign securities involve risks relating to currency fluctuations and to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers and markets are subject. These risks may be greater in emerging markets. The investment markets of emerging countries are generally more volatile than markets of developed countries with more mature economies.

                    Bank Loan Risk. Bank loans involve special types of risk, including credit risk, interest rate risk, liquidity risk, and the risks of being a lender.

                    Credit Default And Total Return Swap Risk. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. Certain categories of swap agreements often have terms of greater than seven days and may be considered illiquid. Moreover, the Ultra Series
                    Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counter- party. The swaps market is a relatively new market and is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect the fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

                    Prepayment/Extension Risk. Mortgage-backed securities may be subject to prepayment/
                    extension risk, which is the chance that a fall/rise in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, typically reducing the fund's return.

Franklin Fund       Credit. An issuer of debt securities may fail to make interest payments and repay principal when due, in whole or in part. Changes in an issuer's financial strength or in a security's credit rating may affect a security's value.

                    High-Yield Debt Securities. Issuers of lower-rated or "high yield" debt securities are not as strong financially as those issuing higher credit quality debt securities. These issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high yield debt securities generally fluctuate more than those of higher credit quality. High yield debt securities are generally more illiquid (harder to sell) and harder to value.

                    Interest Rate. When interest rates rise, debt security prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. In general, securities with longer maturities are more sensitive to these interest rate changes.

                    Income. Distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

                    Foreign Securities. Investing in foreign securities typically involves more risks than investing

Fund                Principal Risks
----                ---------------
                    in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations. The risks of investing in foreign securities are typically greater in less developed or emerging market countries.

                    Prepayment. Prepayment risk occurs when a debt security can be repaid in whole or in part prior to the security's maturity and the Fund must reinvest the proceeds it receives, during periods of declining interest rates, in securities that pay a lower rate of interest.

                    Derivative Instruments. The performance of derivative instruments depends largely on the performance of an underlying currency, security or index and such derivative instruments often have risks similar to their underlying instrument, in addition to other risks. Derivative instruments involve costs, may be volatile and illiquid, may give rise to leverage and may involve a small initial investment relative to the risk assumed. There may also be imperfect correlation between the value of the derivative and the underlying instrument. When used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security or other risk being hedged. With over-the-counter derivatives, there is the risk that the other party to the transaction will fail to perform.

                    Market. The market value of securities owned by the Fund will go up and down, sometimes rapidly or unpredictably. A security's market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise.

                    Management. The Franklin Fund is an actively managed investment portfolio. Its investment manager applies investment techniques and risk analyses in making investment decisions, but there can be no guarantee that these decisions will produce the desired results.

    Primary Differences. While the Ultra Series Fund and Franklin Fund risks disclosure are not identical, the primary risks to which each of them is subject appear substantially similar.

    Assets, Expense Ratios And Average Annual Total Returns As Of December 31, 2010.

                                      Assets
Fund                                Inception                         Assets
----                                ---------                         ------
Ultra Series Fund (Class I)     September 1, 2000                  $95,552,000
Ultra Series Fund (Class II)      May 1, 2009                       $4,286,000
Franklin Fund (Class 4)         February 29, 2008                  $25,934,000

                                                                     Total
                                                                    Annual
                               Management    12b-1       Other      Expense
Fund                              Fee         Fee      Expenses      Ratio
----                              ---         ---      --------      -----
Ultra Series Fund (Class I)      0.75%           -     0.02%(1)      0.77%
Ultra Series Fund (Class II)     0.75%        0.25%    0.02%(1)      1.02%
Franklin Fund (Class 4)          0.54%        0.35%    0.07%         0.96%

(1) Under a separate limited services agreement, Madison Asset Management, LLC had agreed, for the period July 1, 2009 through June 30, 2011 to maintain expenses (other than brokerage commissions, Rule 12b-1 fees, acquired fund fees and extraordinary expenses) at no more than the amount of such expenses incurred for the fiscal year ended December 31, 2008.

Fund                               1-Year       5-Year         10-Year
----                               ------       ------         -------
Ultra Series Fund (Class I)        11.73%        7.37%         7.24%
Ultra Series Fund (Class II)       11.45%        7.10%         6.98%(1)
Franklin Fund (Class 4)            13.31%        6.88%         7.04%(2)

(1) Class II shares performance prior to inception is based on the performance of the Class I shares and has been restated to take into account the Rule 12b-1 fee charged on the Class II shares
(2) Historical performance for Class 4 shares prior to their inception is based on the performance of Class 1 shares, which do not assess a Rule 12b-1 plan fee

    D.   DISCLOSURE OF THE PROPOSED SUBSTITUTIONS

    CMIS intends to provide current Contract owners supplements to their prospectus (attached as Exhibit C to this application), notifying them of CMIS' intention to take the necessary actions, including seeking the order requested by this application, to substitute shares of the Ultra Series Fund for the Franklin Fund as described in this application. The supplements will advise Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make transfers of all amounts under a Contract invested in the Ultra Series Fund into one or more other subaccounts available under a Contract without the transfers counting as "free" transfers permitted under a Contact. In addition, the Ultra Series Fund may be substituted for the Franklin Fund in any of the Benefit Allocation Plans (or similar asset allocation models) available in MEMBERS Variable Annuity III. The supplements also advise Contract owners that if the proposed substitution is carried out, then each Contract owner affected by the substitution will be sent a written notice (described below) informing them of the fact and details of the substitution.

III. REPRESENTATIONS
       The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner's account value or in the dollar value of any Account. Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or CMIS' obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the proposed substitutions, including legal, accounting and other fees and expenses (if any), will be paid by CMIS. In addition, the proposed substitutions are not expected to impose any tax liability on Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after than those being charged at the time of the substitution.

       The proposed substitutions will not be treated as a transfer or exchange for the purpose of assessing transfer charges or for determining the number of remaining "free" transfers or exchanges in a Contract year. CMIS will permit Contract owners to make transfers or exchanges out of the Ultra Series Fund subaccount into one or more other subaccounts prior to the substitution without the transfers (or exchanges) being treated as part of the limited number of transfers (or exchanges) permitted without a transfer charge.

       Promptly after the proposed substitution, Contract owners affected by the substitution will be sent a written notice (substantially in the form attached as Exhibit D to this application) informing them that the substitution was carried out and that, for the next thirty days, they may make transfers of all accumulated or contract value under a Contract invested in the Ultra Series Fund, on the date of the notice to one or more other subaccounts available under their Contract without the transfers counting as part of the limited number transfers permitted in a Contract year free of charge; provided, however, that Contract owners may be limited with respect to the subaccounts to which Contract value can be transferred under the terms of the living benefits available in MEMBERS Variable Annuity III. A current prospectus for the Ultra Series Fund will precede or accompany the notices.

       The substitution and selection of the Ultra Series Fund was not motivated by any financial consideration paid or to be paid to CMIS or its affiliates by the Ultra Series Fund or its advisor, underwriters or affiliates. Rather, the selection of the Ultra Series Fund was based principally on the following considerations (1) the Ultra Series Fund is the only currently available option with objectives, strategies and risk that are substantially similar to the Franklin Fund; (2) as CMIS does not intend to issue new Contracts on or after 2011, it is unlikely mutual funds in which the Account does not currently invest would be interested in entering into a participation agreement and (3) CMIS' current administrative systems make it difficult to add new funds and/or classes to certain Contracts.

IV. REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

       Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitutions by CMIS of shares of Ultra Series Fund for shares of the Franklin Fund.

       A.   APPLICABLE LAW

       Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Specifically,
Section 26(c) states that it shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

       Section 26(c) was added to the Act by the Investment Company Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,(3) recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.(4)

-------------------------------
(3) In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee

    Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

    The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the Act.(5)

    The proposed substitution involves a substitution of securities within the meaning of Section 26(c) of the Act.(6) Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.

    B.   BASIS FOR AN ORDER

    Each of the prospectuses for the Contracts, expressly reserves for CMIS the right to substitute shares of other mutual funds for shares already purchased or to be purchased in the future if either of the following occurs: (1) shares of a current fund are no longer available for investment or (2) further investment in a fund is inappropriate.(7)

--------------------------------------------------------------------------------
on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).
(4) See id.
(5) S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).
(6) While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to "a substitution of securities in any subaccount of a registered separate account." Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21,
1982) (emphasis added).
(7) Almost all variable life insurance and variable annuity issuers reserve this right in order to permit a flexible response to various uncontrollable business contingencies.

    The proposed substitutions will provide Contract owners a subaccount option that is substantially similar to that of the Franklin Fund. If Contract owners are not pleased with the Ultra Series Fund following the substitution, the Contracts provide an array of investment options that covers various asset classes and investment styles, with certain Contract limitations related to living benefit options provided in MEMBERS Variable Annuity III. Contract owners will be able to transfer their Contract Value without the transfers counting against the number of free transfers they are able to make in a Contract year. Applicants anticipate that Contract owners will be at least as well off with the proposed array of subaccounts offered after the proposed substitution as they have been with the array of subaccounts offered prior to the substitution. The proposed substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts.

    The proposed substitution is not the type of substitution which Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner that permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise her or his own judgment and transfer accumulation and contract values into other subaccounts. Moreover, the Contracts will offer Contract owners an opportunity to transfer amounts out of the Franklin Fund, prior to the substitution, or Ultra Series Fund, after the substitution, into available subaccounts without cost or other disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

    The proposed substitution is also unlike the type of substitutions which
Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to allocate their Contract values. They also select the specific type of insurance coverage offered by CMIS under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners may also have considered CMIS' size, financial condition, type and reputation in selecting their Contract. These factors will not change as a result of the proposed substitution.

    C.   SPECIFIC REPRESENTATIONS AND REQUEST FOR AN ORDER

    Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitution by CMIS. Applicants submit that, for all the reasons stated above, the proposed substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V. COMMUNICATIONS

    Please address all questions and communications concerning this application and the Notice and Order to:

               Ross D. Hansen, Esq.
               Associate General Counsel
               CUNA Mutual Insurance Society
               5910 Mineral Point Road
               Madison, WI 53705

VI. AUTHORIZATIONS

    Under Iowa Law and the articles of incorporation and by-laws of CMIS, its business and affairs are to be conducted by its board of directors. Under Iowa Law, the business and affairs of the Account is conducted by CMIS.

    In accordance with such laws, articles and by-laws, resolutions were adopted by a vote of the board of directors of CMIS authorizing the appropriate officers of CMIS to prepare, execute and file with the Commission applications for orders of approval and exemption that may be necessary from time to time to carry on the operations of the Accounts. Certified copies of these resolutions are attached as Exhibit A to this application. Accordingly, the persons signing and filing this Application have been fully authorized to do so.

    CMIS has caused this application to be duly signed on its behalf and on behalf of the Account in the State of Wisconsin as of the 9 day of November, 2011.

                               CUNA MUTUAL INSURANCE SOCIETY
                               CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

                               By: CUNA MUTUAL INSURANCE SOCIETY

                               /s/Robert M. Buckingham
                               -----------------------
                               Robert M. Buckingham
                               Vice President

Attest:

/s/Angela K. Campbell
---------------------
Angela K. Campbell
Assistant Secretary

EXHIBIT INDEX

     EXHIBIT A   CMIS Board Resolutions

     EXHIBIT B   Draft Federal Register Notice

     EXHIBIT C   Draft Prospectus Supplements

     EXHIBIT D   Draft Substitution Notice

                                    EXHIBIT A

                             CMIS Board Resolutions

                          CUNA Mutual Insurance Society
                            Certificate of Secretary

I, Angela K. Campbell, the duly appointed Assistant Secretary of CUNA Mutual Insurance Society, an Iowa mutual insurance company ("Company"), do hereby certify that, the Board of Directors of the Corporation adopted the resolutions set forth below as of November 14, 2008, with respect to the CUNA Mutual Variable Annuity Account, and that such resolutions have not been rescinded or modified in any respect and remain in full force and effect:

    RESOLVED, That the officers of CMIS or their designees are authorized to take any action necessary or appropriate that is consistent with these resolutions, including to offer and sell the VUL Contracts, VA Contracts and GVA Contracts under applicable federal and state laws and to prepare, execute and file such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other documents that may be required under applicable law and any such action heretofore taken is hereby ratified and approved.

Dated this 9 day of November, 2011, at Madison, WI.

                                     /s/Angela K. Campbell
                                     ---------------------
                                     Angela K. Campbell
                                     Assistant Secretary

                                 EXHIBIT B
                       Draft Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION
[Rel. No. IC-____________; File No. ______________]

___________, ________

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended ("Act") approving a certain substitution of securities.

APPLICANTS: CUNA Mutual Insurance Society ("CMIS") and CUNA Mutual Variable Annuity Account ("Account").

FILING DATE: The application was filed on [ ], 2011.

SUMMARY OF APPLICATION: Applicants request an order to permit CMIS to substitute Class I or Class II shares issued by the Ultra Series High Income Fund ("Ultra Series Fund"), a series of the Ultra Series Fund ("USF") to support variable annuity contracts ("Contracts") issued by CMIS, for Class 4 shares issued by the Franklin High Income Fund ("Franklin Fund"), a series of Franklin Templeton Variable Insurance Products ("Franklin Trust") Trust held by the Account.

HEARING OR NOTIFICATION OF HEARING: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request in person or by mail. Hearing requests must be received by the Commission by 5:30 p.m., Eastern Time, on ___________, ______ and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-0609. Applicants, c/o Ross D. Hansen, Esq., Associate General Counsel, CUNA Mutual Insurance Society, 5910 Mineral Point Road, Madison, WI 53705.

FOR FURTHER INFORMATION CONTACT: ________

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained for a fee from the Public Reference Room, 100 F. Street, N.E., Washington, D.C. 20549 or by calling (202) 551-8090.

    HISTORY: On [ ], 2011, Applicants applied for an order of the Commission, pursuant to Section 26(c) of the Act, approving a substitution of securities issued by a series USF for securities issued by a series of the Franklin Trust then held by the Account.

    APPLICANTS REPRESENTATIONS:

1. USF and the Franklin Trust each have several series, one of each of which is the subject of this application.
2. CMIS is a mutual life insurance company. All owners of CMIS contracts, including the Contracts, are voting members of CMIS. CMIS is authorized to transact life insurance and annuity business in Iowa and other jurisdictions. For purposes of the Act, CMIS is the depositor and sponsor of the Account as those terms have been interpreted by the Commission with respect to variable annuity separate accounts.
3. The Account was established as a separate account of CUNA Mutual Life Insurance Company on December 14, 1993. CUNA Mutual Life Insurance Company merged with CUNA Mutual Insurance Society as of December 31, 2007. Under Iowa law, the assets of each Account attributable to the Contracts through which interests in that Account are issued are owned by CMIS but are held separately from all other assets of CMIS for the benefit of the Contract owners of, and the persons entitled to payment under, those Contracts. Consequently, such assets in each Account equal to the reserves and other liabilities with respect to such Account are not chargeable with liabilities arising out of any other business that CMIS may conduct. Income, gains and losses, realized and unrealized, from assets allocated to each Account are credited to or charged against that Account without regard to the other income, gains or losses of CMIS. The Account is a "separate account" as defined by Rule 0-1(e) under the Act, and is registered with the Commission as a unit investment trust.
4. The Account is divided into a number of subaccounts. Each subaccount invests exclusively in a corresponding series of a management investment company. The assets of the Account support variable annuity contracts, and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended ("1933 Act").

5. USF was organized as a business trust in Massachusetts on September 16, 1983 and is currently registered under the Act as an open-end diversified management investment company. USF is a series investment company and currently comprises several series.
6. The Ultra Series Fund seeks high current income and, secondarily, capital appreciation, but only when consistent with its primary goal. The Ultra Series Fund invests primarily in lower-rated, higher-yielding income bearing securities, such as "junk" bonds. Under normal market conditions, the fund invests at least 80% of its assets in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities. Types of bonds and other securities include, but are not limited to, domestic and foreign corporate bonds, debentures, notes, convertible securities, preferred stocks, municipal obligations and government obligations. The Ultra Series may invest in mortgage-backed securities, credit default swaps, total return swaps and bank loans to high yield corporate issuers. Up to 25% of the Ultra Series Fund's assets may be invested in the securities of issuers in any one industry. Although the Ultra Series Fund expects to pursue its investment objective utilizing its principal investment strategies regardless of market conditions, it may invest up to 100% in money market instruments.
7. CMIS has a non-controlling membership interest in Madison Asset Management, LLC, the Ultra Series Fund's investment advisor and administrator, in connection with which it receives payments that may be based, in part, on the amount of assets in the Ultra Series Fund. CMIS or an affiliate also receives a Rule 12b-1 fee of 0.25% on amounts invested by the Account in Class II shares of the Ultra Series Fund.
8. Pursuant to an exemptive order, the Ultra Series Fund's investment advisor may act as a manager of managers, meaning it may appoint, replace and terminate an investment subadvisor subject to approval of the Ultra Series Fund's Board of Trustees, but without shareholder approval.
9. The Franklin Trust is an open-end management investment company originally organized as a Massachusetts business trust on April 26, 1988 and reorganized effective May 1, 2007, as a Delaware statutory trust created on October 18, 2006. The Franklin Trust is a series investment company and currently comprises several series.
10. The Franklin Fund seeks to earn a high level of current income and, secondarily, capital appreciation. Under normal market conditions, the Franklin Fund invests primarily to predominately in high yield, lower-rated debt securities and preferred stocks. Lower-rated securities generally pay higher yields than more highly rated securities to compensate investors for the higher risk. These securities include bonds, notes, debentures, convertible securities, bank loans and loan participations and senior and subordinated debt securities. The Franklin Fund may invest up to 100% of its total assets in debt securities that are rated below investment grade, sometimes called "junk bonds". The Fund may also invest in securities issued by companies and governments in any foreign country, developed or developing. Foreign securities held by the Fund generally will be denominated in U.S. dollars and traded on U.S. markets.
11. The Account is not affiliated with the Franklin Fund. In consideration of distribution and/or administrative services provided by CMIS or an affiliate to the Franklin Fund, CMIS or the affiliate receives a Rule 12b-1 fee of 0.35% and an administrative fee of 0.10% of the amounts invested by the Account in the Franklin Fund.
12. The Contracts are individual deferred variable annuity Contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a fixed basis. In each of the prospectuses for the Contracts, CMIS reserves the right to substitute shares of one series of an investment company for shares of another series, including a series of a different investment company.
13. Contract owners may transfer, subject to certain limitations, among the subaccounts of the Variable Account and, where available, one or more fixed accounts. Currently there is no charge for transfers. However, CMIS reserves the right to assess a $10 charge for each transfer in excess of twelve in any Contract year. Each series of an investment company in which a subaccount invests may also impose its own redemption fees.
14. CMIS proposes to substitute the units of the subaccount that invests Ultra Series Fund, which is currently available in the Contracts, for units of the subaccount that invests in the Franklin Fund. Class I shares of the Ultra Series Fund would be applicable to MEMBERS Variable Annuity, MEMBERS Choice Variable Annuity, MEMBERS Variable Annuity II and, with respect to Contracts issued prior to May 1, 2009, MEMBERS Variable Annuity III. Class II shares of the Ultra Series Fund would be applicable to MEMBERS Variable Annuity III Contracts issued on and after May 1, 2009

15. CMIS no longer issues any new Contracts other than MEMBERS Variable Annuity III, which it anticipates discontinuing by the end of 2011. This application is being prompted by a request from Franklin Advisers, Inc. to close Class 4 of the Franklin Fund. As of March 31, 2011, the Account owned 99.994% of the Class 4 shares of the Franklin Fund.
16. The Applicants note that Ultra Series Fund and the Franklin Fund have substantially similar investment objectives, strategies and risks and consistent expense structures and historical performance.
17. Supplements to the prospectus will advise Contract owners that they are permitted, prior to the substitution, to make transfers of all amounts under Contract invested in the Franklin Fund subaccount to one or more other subaccounts available under the Contract without the transfers counting as "free" transfers permitted under the Contract at any time prior to the substitution, and that the Ultra Series Fund may be substituted for the Franklin Fund in the Benefit Allocation Plans (or similar asset allocation models) provided in MEMBERS Variable Annuity III.
18. The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner's Contract value or in the dollar value of any Account. Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or CMIS' obligations under the Contracts be altered in any way. Expenses incurred in connection with the proposed substitution (if any) will be paid by CMIS. In addition, the proposed substitution is not expected to impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges currently being paid by Contract owners to be greater than those being charged at the time of the substitution. The proposed substitution will not be treated as a transfer or exchange for purposes of assessing transfer charges or for determining the number of remaining "free" transfers or exchanges in a Contract year.
19. Promptly after the substitution, Contract owners affected by the substitution will be sent a written notice informing them that the substitution was carried out and that for the next 30 days they may make transfers of all accumulated or contract value under a Contract invested in the Ultra Series Fund subaccount on the date of the notice to one or more other subaccounts available under the Contract without the transfers counting as part of the transfers permitted in a Contract year free of charge; provided, however, that certain transfer restrictions may apply to

MEMBERS Variable Annuity III Contract owners who have elected a living benefit. A current prospectus for the Ultra Series Fund will precede or accompany the notice.
20. The proposed substitution is a substitution within the meaning of Section 26(c) of the Act, which requires the depositor of a depositor of a registered unit investment trust holding the securities of a single issuer to receive Commission approval before substituting the securities held by the trust.
21. The prospectuses disclose that the Contracts expressly reserve for CMIS the right, subject to compliance with applicable law, to substitute shares of one series of an investment company held by a subaccount for another series, including a series of a different investment company under these circumstances.
22. The proposed substitution will provide Contract owners a substantially similar subaccount option. In addition, Applicants generally submit that the proposed substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.
23. Applicants anticipate that Contract owners will be at least as well off with the proposed array of subaccounts offered after the proposed substitution as they have been with the array of subaccounts offered prior to the substitution. The proposed substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts.
24. The proposed substitution is not the type of substitution which Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner that permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise her or his own judgment and transfer accumulation and contract values into other subaccounts. Moreover, the Contracts will offer Contract owners an opportunity to transfer amounts out of the Franklin Fund, prior to the substitution, or the Ultra Series Fund after the substitution, into any of the remaining subaccounts without cost or other disadvantage, subject to certain restrictions related to living benefit options in MEMBERS Variable Annuity III. The proposed substitution, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.
25. The proposed substitution is also unlike the type of substitutions which
Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific benefits offered by CMIS under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners may also have considered CMIS' size, financial condition, type and reputation in selecting their Contract. These factors will not change as a result of the proposed substitution.
26. Applicants submit that, for all the reasons stated above, the proposed substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                    EXHIBIT C
                           Draft Prospectus Supplement

                          CUNA MUTUAL INSURANCE SOCIETY
                      CUNA MUTUAL VARIABLE ANNUITY ACCOUNT

                      SUPPLEMENT DATED NOVEMBER 16, 2011 TO

                           MEMBERS(R) VARIABLE ANNUITY
                         MEMBERS(R) VARIABLE ANNUITY II
                         MEMBERS(R) VARIABLE ANNUITY III
                       MEMBERS(R) CHOICE VARIABLE ANNUITY

                 PROSPECTUSES DATED MAY 1, 2011, as SUPPLEMENTED

This supplement updates the prospectuses for the variable annuity contracts listed above, and contains information that you should read and maintain for future reference.

On or about November 9, 2011, CUNA Mutual Insurance Society ("CUNA Mutual") filed an application with the Securities and Exchange Commission seeking an order to approve a substitution of shares of the Ultra Series High Income Fund for shares of the Franklin High Income Securities Fund. If the appropriate approvals are obtained, the substitution is expected to occur on or about May 1, 2012. After the substitution, the Franklin High Income Securities Fund will no longer be an available investment option and any instructions we have on file or receive after the substitution that direct allocations to the Franklin High Income Securities Fund will be deemed to be instructions to allocate to the Ultra Series High Income Fund. Information about the Ultra Series High Income Fund, which is a currently available allocation option, is contained in the current prospectus, as amended.

From the date of this supplement until the date of the proposed substitution, you may make one transfer of all amounts under your Contract invested in the Franklin High Income Securities Fund to another subaccount available under your Contract without that transfer counting as a "free" transfer permitted under the Contract. In addition, you may also substitute the Ultra Series High Income Fund for the Franklin High Income Securities Fund in any Benefit Allocation Plan or other asset allocation model described in MEMBERS Variable Annuity III. If the proposed substitution is carried out, each Contract owner affected by the substitution will be sent a written notice informing them of the fact and details of the substitution.

As of the effective date of the substitution, if approved, the Ultra Series High Income Fund subaccount replaces the Franklin High Income Securities Fund subaccount in any Benefit Allocation Plan or other asset allocation model described in the MEMBERS Variable Annuity III prospectus.

If you have any questions, please call us at 1-800-798-5500 or write us at 2000 Heritage Way, Waverly, Iowa 50677.

                                    EXHIBIT D
                            Draft Substitution Notice

                             NOTICE OF SUBSTITUTION

                          CUNA MUTUAL INSURANCE SOCIETY
                            MEMBERS VARIABLE ANNUITY
                           MEMBERS VARIABLE ANNUITY II
                         MEMBERS CHOICE VARIABLE ANNUITY
                          MEMBERS VARIABLE ANNUITY III

This notice is confirmation to you that, as of __________, 2012, the contract value of your variable annuity contract issued by CUNA Mutual Insurance Society allocated to the Franklin High Income Securities Fund subaccount has been transferred to the Ultra Series High Income Fund subaccount. Going forward, any allocation designated to the Franklin High Income Securities Fund subaccount will be allocated to the Ultra Series High Income Fund subaccount. The Franklin High Income Securities Fund subaccount is no longer an available allocation option under your contract.

This substitution was carried out pursuant to an order of the Securities and Exchange Commission issued on _________, _____. Until [thirty days after substitution], you may make transfers of all of your contract value allocated to the Ultra Series High Income Fund to one or more other subaccounts available under your Contract without the transfers counting as one of the transfers permitted in a contract year free of charge. Please note that, if you have elected certain living benefits offered with a MEMBERS Variable Annuity III contract, you may be subject to certain restrictions regarding the subaccounts to which your contract value may be allocated. Please see your prospectus for additional information.

Information about the Ultra Series High Income Fund, which is an allocation option currently available under your Contract, is included in the prospectus dated May 1, 2011, as amended, which you have previously received.